Exhibit 99.1

Aurinia Confirms Receipt of FDA End of Phase 2 Meeting Minutes

-Minutes are consistent with previously issued preliminary responses from FDA

-Single Phase 3 clinical trial to be conducted with 23.7mg BID voclosporin for the treatment of active lupus nephritis (LN)

-Trial on track to commence in Q2 2017

VICTORIA, British Columbia--(BUSINESS WIRE)--December 13, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH)(TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has received the final End of Phase II (EOP2) meeting minutes from the U.S. Food & Drug Administration Division of Pulmonary, Allergy and Rheumatology Products. The minutes are consistent with the preliminary responses that were issued to the Company prior to the meeting which took place on October 25, 2016.

As previously communicated, Aurinia will be conducting a single, Phase 3 clinical trial assessing 23.7mg BID for the treatment of active lupus nephritis (LN). The trial, which will be known as AURORA, will be a global 52-week trial in approximately 320 patients. The primary endpoint as in the Phase 2b AURA trial is renal response (complete remission), at 24 weeks. In addition to the assessment of renal response, a key marker of clinical benefit in this population is the duration of proteinuria improvement. Therefore, secondary endpoints will include the duration of renal response at 52 weeks (48 weeks in AURA), an efficacy measure which delineates durability of renal response (remission), an important parameter in evaluating long-term outcomes for the treatment of LN.

Aurinia believes this Phase 3 clinical trial will support a New Drug Application (NDA) submission.

“We have thoroughly reviewed the final EOP2 meeting minutes provided to us by FDA, which are consistent with our previous assessment and are moving as quickly as we can to initiate the AURORA trial,” commented Lawrence D. Mandt, Vice President of Quality and Regulatory Affairs at Aurinia.

“We are pleased to be working closely with FDA to bring this treatment to market and helping as many people as possible suffering from this debilitating disease,” added Charles Rowland, Aurinia’s Chief Executive Officer. “Our clinical team has been working on preparations for this important trial to meet our goal of enrolling the first patient in Q2 2017. In the meantime, we expect the AURA 48-week secondary endpoint durability of renal response data in Q1 next year.”

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across indications. The drug has received “Fast Track Designation from the U.S. FDA. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About AURORA

The AURORA study is a 52-week global double-blind placebo controlled Phase III study that will compare the efficacy of one dose of voclosporin (23.7mg BID) or placebo added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) in achieving renal response (formerly referred to as complete remission) in patients with active LN. Both arms will also receive low doses of corticosteroids as part of background therapy after a stringent taper. Aurinia believes this Phase III clinical trial whose design is consistent with the ongoing AURA study, will support a New Drug Application (NDA) submission.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

We seek safe harbor.

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy, and projections regarding the Phase III AURORA clinical trial and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investors & Media:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com